

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Mark Douglas
Chief Executive Officer
MNTN Digital, Inc.
201 W. 5th Street, 11th Floor
Austin, TX 78701

      Re: MNTN Digital, Inc.
          Amendment No. 4 to Draft Registration Statement on Form S-1
          Submitted May 18, 2022
          CIK No. 0001891027

Dear Mr. Douglas:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted May 18, 2022

Dilution, page 60

1.   Please explain how you calculated your historical net tangible book value as of March 31, 2022, of $(86.8) million.

Notes to Condensed Consolidated Financial Statements (Unaudited)
5. Intangible Assets and Goodwill, page F-14

2.   Please explain why your estimated aggregate amortization expense of intangible assets is not equal to the net carrying value of intangibles.

You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services